Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF ORGANIZATION

Casey Systems, Inc.	New York

Systems Service Technology Corp.	New York

Pyrotech Service Inc.	New York

FT Clearing Corp.	New York

Comco Technologies Inc	New York

Casey Fire Systems Inc.	Delaware

Casey Systems Technologies Inc.	Delaware